UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 9, 2007

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events
1. Publication of CEO’s Interview
On December 21, 2006, The Economic Times, Mumbai published an article regarding WNS (Holdings) Limited (the “Company”), including an interview with
Neeraj Bhargava, Director and Chief Executive Officer of the Company. The
following statements were attributed to Neeraj Bhargava in the interview and quoted in the article. “We”, “the company” and “WNS” refer to WNS (Holdings)
Limited.

• We have been growing much faster than the industry, and in the last four years we have done four acquisitions. We now have a cash reserve of $90 million (raised from the IPO) and we intend to do more acquisitions in the coming years.

• The company is well on track to achieve these targets [these targets is referring to the previous guidance that the Company has given of reaching slightly over $208 million in revenues for the fiscal year ending March 31,
2007, with net income before amortization of intangible assets and share-based compensation expense of $30.5 million to $32.5 million].

• The travel vertical will touch $100 million in revenues by next year.

• We have some customers in each of these verticals but the practice has not reached critical size [“these verticals” is referring to the new verticals like logistics, media and entertainment, manufacturing and retail].

• Based on the customers, WNS is different from its competitors like Genpact,
Progeon and FirstSource. Otherwise in terms of horizontals, the company provides transaction processing (60% of revenues), customer support services
(30% of revenues) and analytics (10% of revenues).

* * * * *
The context in which the foregoing statements were made was that the Company raised $78 million, net of underwriting discounts and commissions and offering expenses, from the IPO, and the Company’s travel vertical is expected to touch
$100 million in revenues in the future.

* * * * *

2. David Tibble’s Change of Responsibilities

Effective January 3, 2007, David Tibble, co-founder of the Company and chairman of WNS UK, resigned as an executive officer of the Company.  Mr.
Tibble will, however, continue to be a non-executive employee of the Company through March 31, 2007 and support and provide guidance to the Company's sales staff. Other terms and conditions of Mr. Tibble's employment will remain unchanged until his retirement.

3. AVIVA exercises Call Option – Sri Lanka Operations

As previously disclosed, AVIVA, one of our major customers, has a call option provided under our contract with AVIVA, exercisable at its own discretion on or after June 30, 2007 by giving 6 months notice to us, requiring us to transfer to AVIVA our delivery center in Sri Lanka and all our employees located at such delivery center ("AVIVA Sri Lanka Facility"). On January 1,
2007, AVIVA exercised its call option requiring us to transfer the AVIVA Sri
Lanka Facility to AVIVA effective July 1, 2007. For fiscal 2006, AVIVA Sri
Lanka Facility accounted for 3.32% of our revenue and 4.55% of our revenue less repair payments. Our contract with AVIVA also grants a call option to
AVIVA, exercisable by December 31, 2007, to require us to transfer the relevant projects and operations of our larger facilities at Pune to AVIVA. We have not received any notice from AVIVA with respect to AVIVA’s call option regarding the larger facilities at Pune.

Special note regarding forward looking statements

This report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These
statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based, a slowdown in the BPO and IT sectors world-wide, competition, the success or failure of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy as well as other risks detailed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: 9th January, 2007	By:	Zubin Dubash
	Name:	Zubin Dubash
	Title:	Chief Financial Officer